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Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Profit and Loss Accounts of United Biscuits Finance plc and Regentrealm Limited for the 40-week periods ended October 4, 2003 and October 5, 2002	F-2
Condensed Consolidated Statements of Total Recognized Gains and Losses of United Biscuits Finance plc and Regentrealm Limited for the 40-week periods ended October 4, 2003 and October 5, 2002	F-3
Condensed Consolidated Balance Sheets of United Biscuits Finance plc and Regentrealm Limited at October 4, 2003	F-4
Condensed Consolidated Cash Flow Statements of United Biscuits Finance plc and Regentrealm Limited for the 40-week periods ended October 4, 2003 and October 5, 2002	F-5
Condensed Consolidated Statements of Changes in Shareholder's Funds of United Biscuits Finance plc and Regentrealm Limited for the 40-week period ended October 4, 2003	F-6
Notes to the Condensed Consolidated Financial Statements of United Biscuits Finance plc and Regentrealm Limited	F-7

UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(UNAUDITED)

		Company
				Regentrealm
		40 weeks ended October 4, 2003 Restated(1)	40 weeks ended October 5, 2002 Restated(1)
	Note			40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
		(£ million)
Turnover
Continuing operations	2	986.3	972.3	986.3	972.3
Cost of sales		(541.6)	(529.4)	(541.6)	(529.4)

Gross profit		444.7	442.9	444.7	442.9
Net operating expenses		(435.0)	(411.7)	(435.0)	(411.7)
Group operating profit	2	9.7	31.2	9.7	31.2
Other exceptional income(1)	6	2.8	—	2.8	—
Share of operating profit in joint ventures Continuing operations		0.4	0.3	0.4	0.3

Operating profit	3	12.9	31.5	12.9	31.5
Loss on disposal of fixed assets		—	(0.1)	—	(0.1)
(Loss)/profit on disposal or termination of businesses	7	(2.1)	25.1	(2.1)	25.1

Profit before interest		10.8	56.5	10.8	56.5
Interest	4	(121.3)	(109.8)	(120.5)	(109.0)

Loss on ordinary activities before tax		(110.5)	(53.3)	(109.7)	(52.5)
Taxation		(3.5)	(4.3)	(3.5)	(4.3)
Exceptional taxation refund	8	—	12.3	—	12.3

Loss attributable to shareholder(2)		(114.0)	(45.3)	(113.2)	(44.5)

(1)
Following a review of the exceptional items to be charged in the year ended January 3, 2004, the Company has restated its previously published results of operations for the 40 weeks ended October 4, 2003 to reflect certain of these charges in the appropriate quarterly period. A similar review of the exceptional items charged in the year ended December 28, 2002 has resulted in certain amounts being charged in the 40 weeks ended October 5, 2002, which were previously reflected in the fourth quarter of 2002. In addition, the other exceptional income in the 40 weeks ended October 4, 2003 previously reflected as a non-operating exceptional item has been reclassified as part of operating profit. (See Notes 5 and 6 of Notes to the Unaudited Condensed Financial Statements.)

(2)
A summary of the significant adjustments to loss attributable to shareholder (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 13 of Notes to the Unaudited Condensed Consolidated Financial Statements.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES(1)

(UNAUDITED)

	Company		Regentrealm
	40 weeks ended October 4, 2003 Restated(2)	40 weeks ended October 5, 2002 Restated(2)	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ million)
Loss for the period	(114.0)	(45.3)	(113.2)	(44.5)
Translation differences on foreign currency net investments	1.3	(0.1)	1.3	(0.1)

Total recognized gains and losses relating to the period(2)	(112.7)	(45.4)	(111.9)	(44.6)

(1)
Comprehensive loss as required by U.S. generally accepted accounting principles is set out in Note 13 of Notes to the Unaudited Condensed Consolidated Financial Statements.

(2)
Restated to reflect adjustments to exceptional items. (See Note 5 of Notes to the Unaudited Condensed Consolidated Financial Statements.)

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

		Company	Regentrealm
	Note	At October 4, 2003 Restated(1)	At October 4, 2003
		(£ million)
Fixed assets
Intangible assets		607.1	607.1
Tangible assets		418.1	418.1
Investments—joint ventures		4.4	4.4

		1,029.6	1,029.6

Current assets
Stocks	9	103.1	103.1
Debtors		318.9	340.2
Taxation		—	—
Cash and short-term deposits		26.5	26.5

		448.5	469.8

Creditors: amounts falling due within one year
Trade and other creditors		304.0	304.8
Loans, overdrafts and finance lease obligations	10	13.9	14.9
Taxation		5.7	5.7

		323.6	325.4

Net current assets		124.9	144.4

Total assets less current liabilities		1,154.5	1,174.0

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	10	642.4	417.4
Amount due to parent company		801.7	1,033.3
Other creditors		1.7	1.7
Taxation		9.3	9.3

		1,455.1	1,461.7

Provisions for liabilities and charges		62.9	62.9

		(363.5)	(350.6)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(365.5)	(352.6)

Shareholder's funds(2)		(363.5)	(350.6)

(1)
Restated to reflect adjustments to exceptional items. (See Note 5 of Notes to the Unaudited Condensed Consolidated Financial Statements.)

(2)
A summary of the significant adjustments to shareholder's funds that would be required if U.S. generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 13 of Notes to the Unaudited Condensed Consolidated Financial Statements.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS(1)

(UNAUDITED)

	Company		Regentrealm
	40 weeks ended October 4, 2003 Restated(1)	40 weeks ended October 5, 2002 Restated(1)	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit	12.9	31.5	12.9	31.5
Exceptional charges to operating profit	41.1	26.4	41.1	26.4

Operating profit before exceptionals	54.0	57.9	54.0	57.9
Depreciation and goodwill amortization	70.8	69.4	70.8	69.4
Increase in stocks	(23.6)	(20.9)	(23.6)	(20.9)
Increase in debtors	(1.3)	(6.3)	(2.3)	(9.8)
Increase/(decrease) in creditors	2.7	(14.0)	4.0	(10.1)
Expenditure against rationalization provisions and operating exceptionals	(19.3)	(23.7)	(19.3)	(23.7)
Other	(0.6)	(0.1)	(0.6)	(0.1)

Net cash inflow from operating activities	82.7	62.3	83.0	62.7

Cash flow statement
Net cash inflow from operating activities	82.7	62.3	83.0	62.7
Net cash outflow from returns on investments and servicing of finance	(29.1)	(32.5)	(29.1)	(32.5)
Taxation (paid)/received	(0.4)	12.5	(0.4)	12.5
Net cash outflow from capital expenditure and financial investment	(24.6)	(28.6)	(24.6)	(28.6)
Net cash inflow from acquisitions and disposals	3.6	63.3	3.6	63.3

Cash inflow before use of liquid resources and financing	32.2	77.0	32.5	77.4
Net cash inflow/(outflow) from management of liquid resources	0.4	(0.1)	0.4	(0.1)
Net cash outflow from financing	(24.0)	(69.7)	(24.0)	(69.7)

Increase in cash in the period	8.6	7.2	8.9	7.6

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	(642.3)	(689.0)	(426.6)	(481.0)
Increase in cash for the period	8.6	7.2	8.9	7.6
Repayment of finance	20.7	69.7	20.7	69.7
Management of liquid resources	(0.4)	0.1	(0.4)	0.1
Costs of raising finance	3.3	—	3.3	—
Exceptional amortization of finance charges	(11.9)	—	(11.9)	—
Foreign exchange translation difference	(7.8)	(3.3)	0.2	—
Movement in net borrowings in the period	12.5	73.7	20.8	77.4

Net borrowings at end of period	(629.8)	(615.3)	(405.8)	(403.6)

(1)
Restated to reflect adjustments to exceptional items charged in the 40 weeks ended October 4, 2003 and October 5, 2002 and the reclassification of other exceptional income credited. (See Notes 5 and 6 of Notes to the Unaudited Condensed Consolidated Financial Statements.)

(2)
The significant differences between the cash flow statements presented above and those required by U.S. generally accepted accounting principles are set out in Note 13 of Notes to the Unaudited Condensed Consolidated Financial Statements.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S FUNDS

(UNAUDITED)

	Share Capital	Profit and loss account Restated(1)	Total
	(£ million)
Company
At December 29, 2002	2.0	(252.8)	(250.8)
Retained loss for the period	—	(114.0)	(114.0)
Exchange differences	—	1.3	1.3

At October 4, 2003	2.0	(365.5)	(363.5)

Regentrealm
At December 29, 2002	2.0	(240.7)	(238.7)
Retained loss for the period	—	(113.2)	(113.2)
Exchange differences	—	1.3	1.3

At October 4, 2003	2.0	(352.6)	(350.6)

(1)
The Company's retained loss for the period has been restated from the amount originally published to reflect the additional exceptional items charged in the 40 weeks ended October 4, 2003. (See Note 5 of Notes to the Unaudited Condensed Consolidated Financial Statements.)

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.         Basis of preparation

            These unaudited condensed consolidated financial statements have been prepared to show the performance of the Company and Regentrealm and their respective subsidiaries for the 40-week periods ended October 4, 2003 and October 5, 2002.

            These unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the 40-week period ended October 4, 2003 are not necessarily indicative of future financial results.

            The accounting policies used in the preparation of these condensed consolidated financial statements are the same as those in the audited consolidated financial statements for the year ended December 28, 2002 and they should be read in conjunction with the audited financial statements of the Company and Regentrealm included in our Form 20-F for the financial year ended December 28, 2002.

2.         Segmental analysis

	Biscuits
Company and Regentrealm	UK	Northern Europe	Southern Europe	UK Snacks	General Export	Other	Central	Total
	(£ million)
40 weeks ended October 4, 2003
Group turnover	365.6	170.1	159.5	222.6	48.0	20.5	—	986.3

Inter-segment turnover	6.1	30.6	4.7	0.8	0.3	—	—

Business profit/(loss)	57.6	13.4	21.2	31.0	11.9	(3.6)	(7.1)	124.4
Depreciation, amortization and operating exceptional items	(53.2)	(10.9)	(5.6)	(8.5)	(0.4)	(1.1)	(35.0)	(114.7)

Group operating profit/(loss)	4.4	2.5	15.6	22.5	11.5	(4.7)	(42.1)	9.7

Other exceptional income(1)								2.8
Share of operating profit in joint ventures								0.4

Operating profit								12.9
Loss on disposal or termination of businesses								(2.1)

Profit before interest								10.8

40 weeks ended October 5, 2002
Group turnover	381.0	146.6	136.2	230.0	55.9	22.6	—	972.3

Inter-segment turnover	7.6	35.0	3.6	1.4	0.3	—	—

Business profit/(loss)	69.8	8.7	16.6	29.3	10.8	(1.2)	(7.0)	127.0
Depreciation, amortization and operating exceptional items	(27.8)	(7.9)	(6.8)	(7.9)	(0.3)	(1.1)	(44.0)	(95.8)

Group operating profit/(loss)	42.0	0.8	9.8	21.4	10.5	(2.3)	(51.0)	31.2

Share of operating profit in joint ventures								0.3

Operating profit								31.5
Loss on disposal of fixed assets								(0.1)
Profit on disposal or termination of businesses								25.1

Profit before interest								56.5

(1)
Previously reported as a non-operating exceptional item. See Note 6.

3.         Operating profit

            Operating profit is further analyzed as follows:

	Company and Regentrealm
	40 weeks ended October 4, 2003 Restated(1)	40 weeks ended October 5, 2002 Restated(1)
	(£ million)
Turnover	986.3	972.3
Cost of sales	(541.6)	(529.4)

Gross profit	444.7	442.9
Distribution, selling and marketing costs	(296.7)	(296.8)
Administrative expenses	(65.6)	(63.4)
Other operating (charges)/income	(0.8)	3.1

Group operating profit before exceptional items and goodwill amortization	81.6	85.8
Operating exceptional items—administrative expenses	(43.9)	(26.4)
Goodwill amortization	(28.0)	(28.2)

Group operating profit	9.7	31.2
Other exceptional income	2.8	—
Share of operating profit in joint ventures	0.4	0.3

Operating profit	12.9	31.5

(1)
Restated to reflect adjustments to exceptional items. See Notes 5 and 6.

4.         Interest

	Company		Regentrealm
	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ million)
Interest payable
Senior credit facility	18.4	25.5	18.4	25.5
Senior subordinated notes	19.0	18.1	—	—
Interest rate swaps	3.6	4.8	3.6	4.8
Bank loans and overdrafts	1.3	1.3	1.3	1.3
Interest payable to related companies	66.5	59.4	85.5	77.5
Amortized finance charges	1.6	2.6	0.8	1.8
Exceptional amortization of finance charges(1)	11.9	—	11.9	—

	122.3	111.7	121.5	110.9
Interest receivable
Short-term deposits	1.0	1.9	1.0	1.9

	121.3	109.8	120.5	109.0

(1)
Finance charges comprising issue costs in connection with the Senior Credit Facility Agreement, which were unamortized at April 8, 2003, have been written off following the refinancing of this facility on April 9, 2003.

5.         Operating exceptional items

	Company and Regentrealm
	40 weeks ended October 4, 2003 Restated	40 weeks ended October 5, 2002 Restated
	(£ million)
Factory closures and reorganization	(43.9)	(26.4)

            Following a review of the exceptional items to be charged in the year ended January 3, 2004, the Company has restated its results of operations for the 40 weeks ended October 4, 2003 to reflect certain of these charges in the appropriate quarterly period. A similar review of the exceptional items charged in the year ended December 28, 2002 has resulted in certain amounts being charged in the 40 weeks ended October 5, 2002, which were previously reflected in the fourth quarter of 2002.

            An additional exceptional charge of £29.5 million in respect of the Company's decision to close its biscuit factory at Ashby de la Zouch, U.K. has been made in the 40-week period ended October 4, 2003. This non-cash provision covers all contractual and constructive obligations in relation to the closure as at the end of the period, including fixed asset impairment, anticipated employee termination costs, project management, production relocation and similar costs related to the closure. A related deferred tax adjustment of £8.9 million to book the related deferred tax asset has also been made.

            The intention to close the factory in Ashby was announced in February 2003 as part of the review of the U.K. supply chain. The closure is expected to be completed by the end of 2004.

            Cash expenditure on this project for the 40-week period to October 4, 2003 was £1.5 million.

            Other operating exceptional charges in the 40-week period ended October 4, 2003 comprised £2.5 million in relation to the implementation of the "ways of working" review across the U.K. supply chain, £2.5 million relating to Northern and Southern Europe overhead reduction programs, £3.8 million for the government-sponsored early-retirement scheme in France (Cessation Activites Travailleurs Salaries) and £4.1 million in connection with other overhead reduction initiatives and manufacturing efficiency projects.

            A non-cash adjustment to operating exceptional items in the 40-week period ended October 5, 2002 has been made, comprising £8.0 million in relation to the write-off of redundant production assets and impairment of land and buildings and £3.9 million in respect of onerous lease contracts. A deferred tax asset of £3.6 million in relation to these items has also been reflected in the restated amounts.

            During the 40-week period ended October 5, 2002, other operating exceptional charges comprised £6.3 million in relation to the implementation of the "ways of working" review across the U.K. supply chain, £5.6 million relating to Northern and Southern Europe overhead reduction programes and £2.6 million in connection with other overhead reduction initiatives and manufacturing efficiency projects.

6.         Other exceptional income

            At December 28, 2002, the Group had paid £0.8 million to Nabisco in respect of the acquisition of Nabisco's Middle Eastern operations. An agreement was reached with Nabisco, effective February 18, 2003, that the acquisition would not proceed. As a consequence, $4.8 million (£3.0 million) was received from Nabisco, resulting in income of £2.2 million in the profit and loss account.

            In addition, the license agreement with Merola Finance BV, a licensee of Nabisco, for the exclusive license of certain trademarks, was amended to exclude territories associated with the Middle Eastern business. A payment of $1.0 million (£0.6 million) was made by Nabisco as consideration for the exclusion of such territories.

7.         (Loss)/profit on disposal or termination of businesses

            During the period ended October 4, 2003, the Company announced the closure of operations in Tunisia, giving rise to an exceptional loss of £2.1 million.

            During the period ended October 5, 2002, £25.1 million was received in connection with an adjustment to the purchase price of Keebler Company, a business sold by a subsidiary of United Biscuits (Holdings) Ltd to Inflo Holdings Corporation in 1996.

8.         Exceptional taxation refund

            During the period ended October 5, 2002, £12.3 million was received in relation to a claim for refund of withholding tax paid in connection with the reorganization of the Predecessor's US business in 1992. The amount received comprised a £7.2 million refund of withholding tax and £5.1 million of interest attributable thereto.

9.         Stocks

Company and Regentrealm
October 4, 2003
(£ million)
Raw materials and consumables	31.3
Work in progress	13.3
Finished goods	58.5

103.1

10.       Borrowings

	Company	Regentrealm
	At October 4, 2003	At October 4, 2003
	(£ million)
Bank loans
Term Loan A	250.3	250.3
Revolving credit	184.0	184.0

Senior Credit Facility	434.3	434.3

Debentures
10.750% Senior Subordinated Notes	120.0	—
10.625% Senior Subordinated Notes	111.6	—

	231.6	—

Finance lease obligations	0.9	0.9

Total gross borrowings	666.8	435.2

Analysis by maturity
Repayable as follows:
After more than five years	231.6	—
Between four and five years	269.1	269.1
Between three and four years	60.1	60.1
Between two and three years	50.1	50.1
Between one and two years	40.4	40.4

	651.3	419.7
Under one year	15.5	15.5

Total gross borrowings	666.8	435.2
Less: Issue costs	(10.5)	(2.9)

	656.3	432.3
Less: Included in creditors: amounts falling due within one year	(13.9)	(14.9)

	642.4	417.4

            On April 9, 2003, the Group amended the terms of its senior credit facility agreement. The amount outstanding in respect of Term Loans A, B, C and D and its revolving credit facility was £438.9 million. The Group merged these loans into one fully drawn Term Loan A in the sum of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time. The Term A loan is denominated in sterling, except for a tranche of E20.0 million. As of February 2, 2004, £34.0 million was available to be drawn down from the revolving credit facility and £5.0 million of the term loan facility had been repaid.

11.       Pension schemes

            The Group's principal pension schemes are in the United Kingdom. They are of the defined-benefit type funded by payments to separate, trustee-administered funds.

            These schemes are subject to actuarial valuations, performed by independent, qualified actuaries, at least every three years. At the latest valuation in April 2003, the levels of funding as a percentage of accrued benefit liabilities were 66% (2000—112%).

            The Group has taken the decision to adopt fully FRS 17, Retirement Benefits, during the fourth quarter of 2003. FRS 17 requires the assets of post retirement defined benefit schemes to be included on the balance sheet together with the related liability to make benefit payments. The effects of fully implementing FRS 17 will be included in the financial statements for the 53 weeks ended January 3, 2004. It is anticipated that the pension service cost for the full year will be £17.4 million and this amount will be charged to business profit. The other finance expense relating to pensions will be £6.5 million. The net pension deficit as at January 3, 2004 is expected to be approximately £240 million.

            The net pension deficit, calculated in accordance with FRS 17, was £194.4 million at December 28, 2002 and this amount will be reflected as a charge to the statement of total recognized gains and losses as a prior year adjustment.

12.       Financial commitments

            On April 17, 2003, the Group signed a put and call option agreement to acquire a company that runs the business of supply and distribution of crisps and snack products, in the United Kingdom, via a van sales force. The option agreement provides security in relation to this route to market. It is anticipated that if the option had been exercised at the end of the third quarter of 2003, the cost of acquisition would not have exceeded £10.0 million.

13.       Differences between United Kingdom and United States generally accepted accounting principles

            The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") which differ in certain respects from those generally accepted in the United States ("U.S. GAAP"). The significant differences applicable to the Group in the determination of loss attributable to shareholder, comprehensive loss and shareholder's deficit are as described in Note 27 of the Notes to the Financial Statements included in our 20-F for the financial year ended December 20, 2002 with the exception of restructuring costs.

            The Company adopted Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146) for U.S. GAAP reconciliation purposes at the beginning of the first quarter of 2003. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred, rather than when the exit or disposal plan was committed to as was generally the case under previous rules. For the 40-week period ended October 4, 2003 application of FAS 146 resulted in U.S. GAAP adjustments of £13.6 million to the U.K. GAAP restructuring costs and provisions for liabilities and charges.

Net Loss

	Company		Regentrealm
	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ million)
Loss attributable to shareholder as reported in the condensed consolidated profit and loss account under U.K. GAAP	(114.0)	(45.3)	(113.2)	(44.5)
Adjustments:
Pension costs	(9.1)	(1.8)	(9.1)	(1.8)
Amortization of goodwill	28.0	28.2	28.0	28.2
Gain on commodity contracts	0.6	0.8	0.6	0.8
Gain/(loss) on forward foreign exchange contracts	1.3	(1.1)	1.3	(1.1)
Restructuring costs	13.6	—	13.6	—
Deferred taxation
—methodology	4.8	(0.3)	4.8	(0.3)
—on above adjustments	(2.0)	0.6	(2.0)	0.6

Net loss in accordance with U.S. GAAP	(76.8)	(18.9)	(76.0)	(18.1)
Other comprehensive income/(loss)
— Foreign exchange translation adjustments, net of tax effect of £0.4 million (2002: £ nil)	0.9	(0.1)	0.9	(0.1)
— Interest rate swaps: gain/(loss), net of tax effect of £0.3 million (2002: £1.0 million)	0.6	(2.3)	0.6	(2.3)

Comprehensive loss	(75.3)	(21.3)	(74.5)	(20.5)

Shareholder's deficit

	Company	Regentrealm
	At October 4, 2003	At October 4, 2003
	(£ million)
Shareholder's funds as reported in the condensed consolidated balance sheet under U.K. GAAP	(363.5)	(350.6)
Adjustments:
Intangible fixed assets—goodwill
Cost	(62.3)	(62.3)
Amortization	127.0	127.0

Net	64.7	64.7

Current assets
Prepaid pension expense	24.4	24.4
Deferred debt issue costs—current portion	1.7	0.7
Fair value of commodity contracts	0.9	0.9
Non-current assets—deferred debt issue costs	8.8	2.3
Creditors: amounts falling due within one year:
Loans, overdrafts and finance lease obligations	(1.7)	(0.7)
Creditors: amounts falling due after more than one year:
Loans, overdrafts and finance lease obligations	(8.8)	(2.3)
Fair value of derivatives
—forward currency contracts	0.1	0.1
—interest rate swaps	(7.3)	(7.3)
Provisions for liabilities and charges	13.6	13.6
Deferred taxation
—methodology	13.6	13.6
—on above adjustments	(9.5)	(9.5)

Shareholder's deficit in accordance with U.S. GAAP	(263.0)	(250.1)

Consolidated statement of cash flows

            The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Company		Regentrealm
	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ million)
Cash inflow from operating activities	53.2	42.3	53.5	42.7
Cash inflow/(outflow) on investing activities	(21.0)	34.7	(21.0)	34.7
Cash outflow from financing activities	(27.9)	(75.9)	(28.2)	(76.3)

Increase in cash and cash equivalents	4.3	1.1	4.3	1.1
Effect of foreign exchange rate changes	1.0	(0.1)	1.0	(0.1)
Cash and cash equivalents at beginning of period	21.2	36.8	21.2	36.8

Cash and cash equivalents at end of period	26.5	37.8	26.5	37.8

Accounting for certain sales incentives and Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's products

            Applying the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-14 "Accounting for Certain Sales Incentives" and EITF Issue No. 01-09 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's products", to the financial statements of the Company and Regentrealm reduces turnover and reduces distribution, selling and marketing costs by the amount of "slotting fees" paid to retailers, For the 40-weeks ended October 4, 2003 the effect of this reclassification is approximately £128.1 million (2002: £116.3 million).

New U.S. accounting standards

FIN 46

            In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). Variable interest entities (VIE's) are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. All VIEs, with which the Company is involved, must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. At October 4, 2003 the Company had no VIEs.

FIN 45

            In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also requires more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires additional disclosures for existing guarantees. At October 4, 2003 the Company had guaranteed a finance lease held by a third party for manufacturing equipment amounting to £2.2 million.

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INDEX TO FINANCIAL STATEMENTS
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES (1) (UNAUDITED)
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (1) (UNAUDITED)
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S FUNDS (UNAUDITED)
UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS